SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E  13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                ENTERACTIVE, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    293636106
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                                 (CUSIP Number)
                                    Copy to:
                                         Stephen A. Cohen, Esq.
Eli Oxenhorn                             Morrison Cohen Singer & Weinstein, LLP
56 The Intervale                         750 Lexington Avenue
Roslyn, New York 11576                   New York, New York 10022
Telephone (516) 625-7005                 Telephone (212) 735-8600

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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  JUNE 17, 1997
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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

CUSIP
No.   293636106         13D
================================================================================
 1          Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person
                                  Eli Oxenhorn

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 2          Check the Appropriate Box if a Member of a Group*             (a) //
                                                                          (b) //
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 3          SEC Use Only
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 4          Source of Funds*          PF
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 5          Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Item 2(d) or 2(e)
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 6          Citizenship or Place of Organization                   United States
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       Number of Shares Beneficially Owned by Each Reporting Person with.
           ---------------------------------------------------------------------
                7      Sole Voting Power
                            313,000 shares                                  4.0%
           ---------------------------------------------------------------------
                8      Shared Voting Power
                            400,000 shares                                  4.9%
           ---------------------------------------------------------------------
                9      Sole Dispositive Power
                            313,000 shares                                  4.0%
           ---------------------------------------------------------------------
               10      Shared Dispositive Power
                            400,000 shares                                  4.9%
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11        Aggregate Amount Beneficially Owned By Each Reporting Person
                                 713,000 shares
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12        Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

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13        Percent of Class Represented by Amount in Row (11)
                                                                            8.6%
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14        Type of Reporting Person*
                              IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    -2 of 10-

     This statement, dated June 17, 1997, relates to the reporting person's ownership of certain securities of Enteractive, Inc. (the "Issuer").

ITEM 1.     SECURITY AND ISSUER

         (a) Common Stock, 0.01 par value per share (CUSIP No. 293636106).

         (b) Warrants ("1994 Warrants"), entitling the holder thereof to purchase 25,500 shares of Common Stock at $2.35 per share, exercisable at any time prior to January 1999.

         (c) Option ("Option") to purchase 50,000 shares of Common Stock, expiring January 3, 2004, entitling the holder thereof to purchase the Common Stock at $2.35 per share, exercisable as of January 3, 1995.

         (d) Non-Qualified Stock Option ("Non-Qualified Option") to purchase 125,000 shares of Common Stock, expiring on November 10, 2004, entitling the holder thereof to purchase the Common Stock at $3.75 per share, exercisable commencing on November 10, 1995.

         (e) Option ("Revwood Option") to purchase 400,000 shares of Common Stock expiring on November 4, 1999, entitling the holder thereof to purchase the shares of Common Stock at $2.375 per share, exercisable on August 15, 1997, issued to Revwood General Partners.

         (f)         Enteractive, Inc.
                     Suite 2100
                     110 West 40th Street
                     New York, New York 10018


ITEM 2.     IDENTITY AND BACKGROUND

 1.     (a)     Eli Oxenhorn

        (b)     Address:
                    56 The Intervale
                    Roslyn, New York 11576

        (c) Principal Occupation: Consultant

        (d) Within the last five (5) years,  Eli Oxenhorn has not been convicted
in  any  criminal   proceeding   (excluding   traffic   violations  and  similar
misdemeanors, if any).

        (e) Within the last five (5) years, Eli Oxenhorn has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

                                    -3 of 10-

     (f) Citizenship: United States.


ITEM 3.     SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     The reporting person obtained funds for the purchase of the securities from his personal funds.

     On August 31, 1994, Revwood Merchant Partners ("Revwood"), of which Eli Oxenhorn is a general partner, acquired restricted shares of Common Stock in a private transaction. On December 2, 1994 Revwood distributed 37,500 restricted shares of Common Stock to each of its general partners.

     The  Board  of  Directors   of  the  Issuer   approved  the  grant  of  the
Non-Qualified Option to Eli Oxenhorn, as of November 10, 1994, under the Issuer's 1994 Stock Option Plan for Consultants.

     On June 16, 1995, Revwood made a capital distribution to each of its two general partners in the form of the Option. The capital distribution was of an option to the Issuer previously granted to Revwood as of January 3, 1994.

     Effective November 4, 1996, the Board of Directors of the Issuer granted a three-year option to purchase 400,000 shares of the Issuer's Common Stock to Revwood at a price of $2.375 per share. The Option is not exercisable until August 15, 1997.

     The amount of funds used in making the purchases of the shares of Common Stock are set forth below:

         NAME                                 AMOUNT OF CONSIDERATION
         ----                                --------------------------

         Eli Oxenhorn                                  $315,400


ITEM 4.     PURPOSE OF TRANSACTION.

     The reporting person acquired his securities for purposes of investment. The reporting person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of
Item 4 of Schedule 13D .


ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER.

     (a) The following list sets forth the aggregate number and percentage (based on 7,679,441 shares of Common Stock outstanding as reported in the Issuer's Prospectus dated April 11, 1997) of outstanding shares of Common Stock owned beneficially by the reporting person named in Item 2, as of June 17, 1997:


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



                               Shares of                 Percentage of Shares
                             Common Stock                   of Common Stock
    Name                  Beneficially Owned              Beneficially Owned
    ----                  ------------------              ------------------
Eli Oxenhorn                  713,000(1)                          8.6%

     (b) Eli Oxenhorn has sole power to vote and dispose of 313,000 shares of Common Stock (including 200,500 shares issuable upon the exercise of the Non-Qualified Option, the Option and the 1994 Warrants), representing approximately 4.0% of the outstanding Common Stock. By virtue of being a general partner of Revwood, Eli Oxenhorn may be deemed to have shared power to vote and to dispose of 400,000 shares of Common Stock (including 400,000 shares issuable upon the exercise of the Revwood Option), representing approximately 4.9% of the outstanding Common Stock.

     (c) There were no transactions in any of the securities of the Issuer by the person identified in Item 2 of this Schedule 13D effective from April 17, 1997 through June 17, 1997, inclusive.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     EXHIBIT A - Option Agreement, dated November 12, 1996 between the Issuer and Revwood General Partners.

-----------------
     1 The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therin.

                                    -5 of 10-

                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: June 27, 1997

                                                            /s/  ELI OXENHORN
                                                            Eli Oxenhorn


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                    -6 of 10-

                                                                       Exhibit A

                                 ENTERACTIVE, INC.
                                110 West 40th Street
                              New York, New York 10018


Revwood General Partners
c/o Mr. Eli Oxenhorn
56 The Intervale
Roslyn Estates
Roslyn, NY 11576

Gentlemen:

     In connection with certain services you are performing on behalf of Enteractive, Inc. (the "Company") we are pleased to inform you that effective November 4, 1996 the Board of Directors of the Company granted you an option to purchase 400,000 shares (the "Shares") of Common Stock, par value $.01 per share, of the Company, at a price of $2.375 per Share.

     No part of the option is currently exercisable. The option may be exercised at any time on or after August 15, 1997. You must purchase a minimum of 50 Shares or more (but not fractional shares) each time you choose to purchase Shares, except to purchase the remaining Shares available to you. The option will expire, to the extent it is not previously exercised, on November 4, 1999.

     In the case of any reclassification of the Common Stock or any reorganization, consolidation or merger of the Company with or into another corporation (other than a merger or reorganization with respect to which the Company is the continuing corporation and which does to result in any reclassification of the Common Stock), the Board of Directors shall make an appropriate and equitable adjustment in the number and kind of Shares reserved for issuance under the option and in the number and kind of Shares reserved for issuance under the option and in the number and option price of shares subject to the outstanding option granted, to the end that after such event your proportionate interest shall be maintained as immediately before the occurrence of such event.

     The granting and exercise of the option granted hereunder, and the obligation of the Company to sell and deliver Shares under such option, shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities as may be required.


     All certificates for Shares delivered pursuant to the option granted hereunder shall be subject to such stock transfer orders and other restrictions as the Board of Directors may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange

                                    -7 of 10-
upon which the Shares are then listed, and any applicable Federal or state securities law, and the Board of Directors may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions.

     Unless at the time of the exercise of this option a registration statement under the Securities act of 1933, as amended (the "Act"), is in effect as to such Shares, any Shares purchased by you upon the exercise of this option shall be acquired for investment and not for sale or distribution, and if the Company so requests, upon any exercise of this option, in whole or in part, you will execute and deliver to the Company a certificate to such effect. The Company shall not be obligated to issue any Shares pursuant to this option if, in the opinion of counsel to the Company, the Shares to be so issued are required to be registered or otherwise qualified under the Act or under any other applicable statute, regulation or ordinance affecting the sale of securities, unless and until such Shares have been so registered or otherwise qualified.

     You understand and acknowledge that, under existing law, unless at the time of the exercise of this option a registration statement under the Act is in effect as to such Shares (i) any Shares purchased by you upon exercise of this option may be required to be held indefinitely unless such Shares are subsequently registered under the Act or an exemption from such registration is available; (ii) any sales of such Shares made in reliance upon rule 144 promulgated under the Act may be made only in accordance with the terms and conditions of that Rule (which, under certain circumstances, restrict the number of shares which may be sold and the manner in which shares may be sold); (iii) in the case of securities to which Rule 144 is not applicable, compliance with Regulations A promulgated under the act or some other disclosure exemption will be required; (iv) certificates for Shares to be issued to you hereunder shall bear a legend to the effect that the Shares have not been registered under the Act and that the Shares may not be sold, hypothecated or otherwise transferred in the absence of an effective registration statement under the Act relating thereto or an opinion of counsel satisfactory to the Company that such registration is not required; (v) the Company will place an appropriate "stop transfer" order with its transfer agent with respect to such Shares; and (vi) the Company has undertaken no obligation to register the Shares or to include the Shares in any registration statement which may be filed by it subsequent to the issuance of the shares to you. In addition, you understand and acknowledge that the Company has no obligation to you to furnish information necessary to enable you to make sales under Rule 144.

     No member of the Board of Directors, or any officer or employee of the Company acting on behalf of the Board, shall be personally liable for any action, determination, or personally liable for any action, determination, or interpretation taken or make in good faith with respect to the option granted hereunder, and all members of the Board and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

     This option (or installment thereof) is to be exercised by delivering to the Company a written notice of exercise in the form attached hereto as Exhibit A, specifying the number of Shares to be purchased, together with payment of the purchase price of the Shares to be purchased. The purchase price is to be paid in cash or, at the discretion of the Board of Directors, by delivering shares of the Company's stock already owned by you and having a fair market value on the date of exercise equal to the exercise price of the option, or a combination of such shares and cash.

                                   -8 of 10-

     Would you kindly evidence your acceptance of this option and your agreement to comply with the provisions hereof by executing this letter under the words "Agreed To and Accepted."

                                     Very truly yours,
                                     ENTERACTIVE, INC.


                                     By: /s/ ANDRES GYENES
                                             Andrew Gyenes, Chairman of the
                                             Board and Chief Executive
                                                Officer


AGREED TO AND ACCEPTED:

REVWOOD GENERAL PARTNERS

By:     /s/ ELI OXENHORN
       -----------------
       Eli Oxenhorn

                                    -9 of 10-

Enteractive, Inc.
110 West 40th Street
New York, New York   10018

Gentlemen:

     Notice is hereby given of my election to purchase _________ shares of Common Stock, $.01 par value (the "Shares"), of Enteractive, Inc. at a price of $2.375 per Share, pursuant to the provisions of the option granted to me effective on November 4, 1996. Enclosed in payment for the Shares is:

               / / my check in the amount of $_________. *
               / /                            _________ Shares having a
                                              total value

                     $_______, such value being based on the
                     closing price(s) of the Shares on the date hereof.

     The following information is supplied for use in issuing and registering the Shares purchased hereby:

            Number of Certificates
                 and Denominations                          --------------------

            Name                                            --------------------

            Address                                         --------------------

                                                            --------------------

                                                            --------------------

            Social Security Number                          --------------------

Dated:  ____________, 19__


                                                       Very truly yours,

                                                      ----------------------

*Subject to the approval of the
  Board of Directors


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